UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  August 24, 2010

**First Midwest Bancorp, Inc.**
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-10967** | **36-3161078** |
|---|---|---|
| (State or other jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**One Pierce Place, Suite 1500, Itasca, Illinois, 60143**
(Address of principal executive offices)          (Zip Code)

**(630) 875-7450**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

        Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17   CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17   CFR 240.13e-4 (c))

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**5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On August 18, 2010, the Board of Directors of First Midwest Bancorp, Inc. (the "Company") appointed both Phupinder S. Gill and Michael J. Small as a director of the Company, to hold office until the Company's next annual meeting of shareholders in 2011, when both of them are expected to be nominated for election to serve a three-year term.

Mr. Gill, 49, is the President of CME Group ("CME") and is responsible for implementing strategic initiatives and overseeing the divisions responsible for technology, clearing, products and services, global operations and enterprise solutions. He was appointed to this position in July 2007, and previously served as President and Chief Operating Officer of CME Holdings and of CME from January 1, 2004 until his current appointment. Mr. Gill also is President of GFX Corp., a wholly owned subsidiary of CME Group that provides liquidity in foreign exchange futures. From 2000 to 2003, Mr. Gill served as Managing Director and President of CME Clearing. Mr. Gill serves on the Board of Directors of CME Clearing Europe, CME Group's UK Clearing House currently awaiting approval by the Financial Services Authority (FSA), Bursa Malaysia Derivatives Berhad, and Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV).

Mr. Small, 52, is the President and Chief Executive Officer of Aircell Holdings, LLC. He was appointed to this position on February 16, 2010. Prior to joining Aircell, Mr. Small served as the Chief Executive Officer and Director of Centennial Communications Corporation. From 1995 to 1998, Mr. Small served as Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

The Company's Nominating and Corporate Governance Committee recommended and nominated each of Messrs. Gill and Small as a director candidate to the Board. The Company's Board of Directors has also concluded that each of Messrs. Gill and Small is "independent" under the rules of The Nasdaq Stock Market. Each of Messrs. Gill and Small will be subject to the Company's standard compensation policies and practices for directors, which are disclosed in the Company's proxy statement.

A press release announcing the appointment of Messrs. Gill and Small to serve on the Board of Directors of the Company is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

**Financial Statements and Exhibits.**

99.1 First Midwest Bancorp, Inc. Press Release dated August 24, 2010.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**FIRST MIDWEST BANCORP, INC.**
(Registrant)

Date: August 24, 2010

/s/ Cynthia A. Lance

By: Cynthia A. Lance

Title: Executive Vice President and Corporate Secretary

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Exhibit 99.1

 **First Midwest Bancorp, Inc.**

**News Release**
First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143
(630) 875-7450

**FOR IMMEDIATE RELEASE**

CONTACT:Cynthia A. Lance
**Executive Vice President and Corporate Secretary**
**(630) 875-7345**
**www.firstmidwest.com**

TRADED:NASDAQ Global Select Market
SYMBOL:FMBI

### FIRST MIDWEST BANCORP, INC.
### WELCOMES TWO NEW DIRECTORS

**ITASCA, IL., AUGUST 24, 2010 –** First Midwest Bancorp, Inc. (the "Company" or "First Midwest") **(NASDAQ NGS: FMBI)**, the holding company of First Midwest Bank, announced today the appointment of Phupinder S. Gill, President of CME Group, and Michael J. Small, President and Chief Executive Officer of Aircell Holdings, LLC to its Board of Directors effective immediately.

"We are extremely fortunate to have both Phupinder Gill and Michael Small join an already outstanding Board of Directors," said Michael L. Scudder, President and Chief Executive Officer of First Midwest. "Both Phupinder and Michael bring significant financial and operating experience to our Board and we look forward to their insight and counsel."

As President of CME Group, the world's leading and most diverse derivatives marketplace, Mr. Gill is responsible for implementing strategic initiatives and overseeing the exchange's divisions responsible for technology, clearing, products and services, global operations and enterprise solutions.

Mr. Small has significant strategic and operating experience in the communications industry, including his current position as President and Chief Executive Officer of Aircell Holdings, LLC, a leader in airborne communications, and as the former Chief Executive Officer and Director of Centennial Communications Corporation.

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through some 100 offices located in 64 communities, primarily in metropolitan Chicago.

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